UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

A123 SYSTEMS, INC.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

03739T108
 (CUSIP Number)

Daniel Li
Wanxiang America Corporation
88 Airport Road
Elgin, Illinois 60123
(847) 622-8838
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 11, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 03739T108	Page 2 of 10 Pages

1.	Names of Reporting Persons.

WANXIANG GROUP CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b)☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of	7.	Sole Voting Power	0
Shares
Beneficially
Owned by Each	8.	Shared Voting Power	34,839,0971
Reporting
Persons With
	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,839,0971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,839,0971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%2

14.	Type of Reporting Person: CO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of the Initial Schedule 13D (as defined herein).  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of the Initial Schedule 13D.

SCHEDULE 13D

CUSIP No: 03739T108	Page 3 of 10 Pages

1.	Names of Reporting Persons.

WANXIANG AMERICA CORPORATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Kentucky

Number of	7.	Sole Voting Power	0
Shares
Beneficially
Owned by Each	8.	Shared Voting Power	34,839,0971
Reporting
Persons With
	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,839,0971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,839,0971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%2

14.	Type of Reporting Person: CO

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of the Initial Schedule 13D (as defined herein).  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of the Initial Schedule 13D.

SCHEDULE 13D

CUSIP No: 03739T108	Page 4 of 10 Pages

1.	Names of Reporting Persons.

WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of	7.	Sole Voting Power	0
Shares
Beneficially
Owned by Each	8.	Shared Voting Power	34,839,0971
Reporting
Persons With
	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,839,0971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,839,0971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%2

14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of the Initial Schedule 13D (as defined herein).  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of the Initial Schedule 13D.

SCHEDULE 13D

CUSIP No: 03739T108	Page 5 of 10 Pages

1.	Names of Reporting Persons.

GUANQIU DEVELOPMENT FOUNDATION

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of	7.	Sole Voting Power	0
Shares
Beneficially
Owned by Each	8.	Shared Voting Power	34,839,0971
Reporting
Persons With
	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,839,0971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,839,0971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%2

14.	Type of Reporting Person: OO, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of the Initial Schedule 13D (as defined herein).  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of the Initial Schedule 13D.

SCHEDULE 13D

CUSIP No: 03739T108	Page 6 of 10 Pages

1.	Names of Reporting Persons.

GUANQIU LU

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
People’s Republic of China

Number of	7.	Sole Voting Power	0
Shares
Beneficially
Owned by Each	8.	Shared Voting Power	34,839,0971
Reporting
Persons With
	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	34,839,0971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 34,839,0971

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.99%2

14.	Type of Reporting Person: IN, HC

1.
The shares of Common Stock (as defined herein) reported herein as beneficially owned by the Reporting Persons are shares into which Bridge Warrant No. W1 (as defined herein) may become exercisable as described in Items 5 and 6 of the Initial Schedule 13D (as defined herein).  Because the terms of Bridge Warrant No. W1 provide that the number of such shares depends upon the Common Stock outstanding on a fully diluted basis at the time of exercise of Bridge Warrant No. W1, the number of shares beneficially owned by the Reporting Persons is subject to change.  See Items 5 and 6 of the Initial Schedule 13D.

2.
Bridge Warrant No. W1 cannot be exercised to the extent Wanxiang (as defined herein) and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States.  See Items 5 and 6 of the Initial Schedule 13D.

SCHEDULE 13D

Page 7 of 10 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of A123 Systems, Inc. (the “Issuer”), whose principal executive offices are located at 200 West Street, Waltham, Massachusetts 02451.  This Amendment No. 1 amends and supplements the information set forth in the initial Schedule 13D (“Initial Schedule 13D”) filed by the undersigned on August 27, 2012 to the extent set forth herein.   All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D .

Item 2.	Identity and Background

Item 2 of the Initial Schedule 13D remains unamended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Initial Schedule 13D remains unamended.

Item 4.	Purpose of Transaction

Item 4 of the Initial Schedule 13D remains unamended.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Schedule 13D is hereby amended and supplemented to add the following:

(a, b) The aggregate number of shares of Common Stock and the percentage of total outstanding Common Stock beneficially owned by the Reporting Persons as of October 15, 2012 is set forth below:

Reporting Person	Number of Shares of Common Stock Beneficially Owned1,2	Percentage of Outstanding Shares of Common Stock2	Number of Outstanding Shares of Common Stock3
Wanxiang Group	34,839,097	9.99%	348,739,707
Wanxiang America	34,839,097	9.99%	348,739,707
Wanxiang Foundation	34,839,097	9.99%	348,739,707
Guanqiu Foundation	34,839,097	9.99%	348,739,707
Dr. Lu	34,839,097	9.99%	348,739,707

1           The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Common Stock.

2            Pursuant to the Loan Agreement described and defined in Item 6 of the Initial Schedule 13D, Wanxiang America received Bridge Warrant No. W1 (defined in Item 6 of the Initial Schedule 13D) that is exercisable into the number of shares equal to 24.9% of the Issuer’s Common Stock on a fully diluted basis at the time of exercise, once certain conditions are met.  However, Bridge Warrant No. W1 cannot be exercised to the extent that Wanxiang and its affiliates would beneficially own in excess of 9.99% of the Common Stock until receipt of a favorable determination from the Committee on Foreign Investment in the United States (“CFIUS”).

SCHEDULE 13D

Page 8 of 10 Pages

3           This figure is based upon information provided by the Issuer on October 1, 2012, indicating that, as of October 1, 2012, there were 313,900,610 shares of Common Stock outstanding.  Based on that information, as of October 15, 2012, each of the Reporting Persons may be deemed the beneficial owner of 34,839,097 shares of Common Stock upon conversion of Bridge Warrant No. W1. Pursuant to Rule 13d-3(d)(1)(i)(D), such Common Stock has been added to the Issuer's Common Stock outstanding, for a total of 348,739,707 shares of Common Stock outstanding.

(c) There were no transactions in the Common Stock by the Reporting Persons since the filing of the Initial Schedule 13D, the most recent filing of Schedule 13D by the Reporting Persons.

(d) This Item 5(d) is not applicable.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Initial Schedule 13D is hereby amended and supplemented to add the following:

Consent and Waiver Agreements

On October 11, 2012, the Issuer entered into a Consent and Waiver Agreement with Wanxiang America (the “Consent and Waiver Agreement No. 1”), pursuant to which Wanxiang America consents to a 30 day grace period for the Issuer to make the October Interest Payment (as defined in the Consent and Waiver Agreement No. 1), due October 15, 2012, with respect to the 3.75% Convertible Notes, and waives any event of default pursuant to clause (f) of Article VII of the Loan Agreement or otherwise that would result from failure by the Issuer to make the October Interest Payment on October 15, 2012 or during the 30 day grace period.

On October 12, 2012, the Issuer entered into another Consent and Waiver Agreement with Wanxiang America (the “Consent and Waiver Agreement No. 2”), pursuant to which Wanxiang America consents to the Issuer not making payments of principal and interest in respect of the HB Notes (as defined in the Loan Agreement), due on the first and fifteenth day of each calendar month, until November 15, 2012.  Pursuant to Consent and Waiver Agreement No. 2, Wanxiang America also waives any event of default pursuant to clause (f), clause (g) or clause (r) of Article VII of the Loan Agreement or otherwise that would result from failure by the Issuer to make any principal and interest payment on the HB Notes, any other default under the HB Notes, or failure by the Issuer to redeem the HB Notes pursuant to an “Event of Default Redemption Notice” under the HB Notes during the period of time until November 15, 2012.  However, unless the Issuer makes all of the principal and interest payments in respect of the HB Notes that are due through November 15, 2012 and otherwise cures all defaults under the HB Notes on or prior to November 15, 2012, an event of default under Article VII of the Loan Agreement would occur immediately.

Consent Agreement

On October 12, 2012, the Issuer entered into a Consent Agreement with Wanxiang America (the “Consent Agreement”), pursuant to which the deadline for delivering evidence of the governmental consents and approvals listed on Schedule 3.03 of the Loan Agreement was extended from October 16, 2012 to October 23, 2012.

SCHEDULE 13D

Page 9 of 10 Pages

*  *  *  *  *
The foregoing descriptions of the Consent and Waiver Agreement No. 1, Consent and Wavier Agreement No. 2 and Consent Agreement are summaries, do not purport to be complete and are qualified in their entireties by reference to such documents, which are filed as Exhibits 99.9 through 99.11, respectively, to this Schedule and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended to add the following

Exhibit 99.9:	Consent and Waiver Agreement dated October 11, 2012, among A123 Systems, Inc. and Wanxiang America Corporation

Exhibit 99.10:	Consent and Waiver Agreement dated October 12, 2012, among A123 Systems, Inc. and Wanxiang America Corporation

Exhibit 99.11:	Consent Agreement dated October 12, 2012, among A123 Systems, Inc. and Wanxiang America Corporation

SCHEDULE 13D

Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WANXIANG GROUP CORPORATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Chairman of the Board

WANXIANG AMERICA CORPORATION

By:	/s/ Pin Ni
Name:	Pin Ni
Title:	President

WANXIANG MANAGEMENT DEVELOPMENT INCENTIVE FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	President and Chairman of the Board

GUANQIU DEVELOPMENT FOUNDATION

By:	/s/ Guanqiu Lu
Name:	Guanqiu Lu
Title:	Sole Owner

GUANQIU LU

/s/ Guanqiu Lu

October 15, 2012

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).